UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Google Inc.

(Exact name of registrant as specified in its charter)

Delaware	77-0493581
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1600 Amphitheatre Parkway, Mountain View, CA	94043
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class C Capital Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This registration statement on Form 8-A of Google Inc. (“Google”) is being filed (1) to register, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class C Capital Stock, par value $0.001 per share (the “Class C Capital Stock”) and (2) to update the descriptions of our Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) and Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), which were previously described in a registration statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2004 (as amended, the “Form 10”). The updated descriptions of Class A Common Stock and Class B Common Stock reflect certain amendments to the terms of the Class A Common Stock and Class B Common Stock made in connection with the adoption of our Fourth Amended and Restated Certificate of Incorporation (the “certificate of incorporation”), which was approved and adopted by our stockholders on June 21, 2012.

Item 1. Description of Registrant’s Securities to be Registered

General

The following summary of the rights of our Class A Common Stock, Class B Common Stock, Class C Capital Stock, and preferred stock does not purport to be complete. This summary is subject to and qualified by the provisions of our certificate of incorporation, Amended and Restated Bylaws (“bylaws”), the terms of our Class C Settlement Agreement (as defined below), and certain Transfer Restriction Agreements (as defined below), copies of which are incorporated herein by reference. Additionally, the Delaware General Corporation Law (“DGCL”), as amended, also affects the terms of our capital stock.

Our certificate of incorporation provides for (1) the Class A Common Stock, which has one vote per share; (2) the Class B Common Stock, which has 10 votes per share; and (3) the Class C Capital Stock, which has no voting rights unless otherwise required by law. Our certificate of incorporation also provides for 100,000,000 shares of preferred stock.

Our authorized capital stock consists of 15,100,000,000 shares, each with a par value of $0.001 per share, of which:

•	9,000,000,000 shares are designated as Class A Common Stock;

•	3,000,000,000 shares are designated as Class B Common Stock;

•	3,000,000,000 shares are designated as Class C Capital Stock; and

•	100,000,000 shares are designated as preferred stock.

At March 17, 2014 there were 280,844,569 shares of Class A Common Stock issued and outstanding and 55,800,053 shares of Class B Common Stock issued and outstanding. At that date, there were no shares of Class C Capital Stock or preferred stock outstanding.

Capital Stock

Voting Rights

Holders of shares of Class A Common Stock and Class B Common Stock have identical rights, except that holders of shares of Class A Common Stock are entitled to one vote per share and holders of shares of Class B Common Stock are entitled to 10 votes per share. Holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law.

Holders of shares of Class C Capital Stock have no voting rights, unless otherwise required by law.

The DGCL could require the holders of any of the shares of Class A Common Stock, Class B Common Stock, or Class C Capital Stock to vote separately as a single class in the following circumstances:

•	If we amended our certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

•	If we amended our certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

As permitted by the DGCL and as set forth in our certificate of incorporation, the holders of shares of Class A Common Stock, Class B Common Stock, and Class C Capital Stock do not have the right to vote separately as a single class if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized shares of Class A Common Stock, Class B Common Stock, and Class C Capital Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

We have not provided for cumulative voting for the election of directors.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of Class A Common Stock, Class B Common Stock, and Class C Capital Stock will be entitled to share equally, on a per share basis, in any dividends that our board of directors may determine to issue from time to time. In the event that a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock, or rights to acquire shares of Class A Common Stock or Class B Common Stock, (1) the holders of shares of Class A Common Stock shall receive Class A Common Stock, or rights to acquire shares of Class A Common Stock, as the case may be; (2) the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock, or rights to acquire shares of Class B Common Stock, as the case may be; and (3) the holders of shares of Class C Capital Stock shall receive shares of Class C Capital Stock, or rights to acquire shares of Class C Capital Stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of shares of Class A Common Stock and Class B Common Stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Immediately prior to the earlier of (1) any distribution of our assets in connection with a liquidation, dissolution, or winding-up, or (2) any record date established to determine the holders of our capital stock entitled to receive such distribution, each share of Class C Capital Stock shall automatically be converted into one share of Class A Common Stock.

Conversion

Shares of Class A Common Stock are not convertible into any other shares of our capital stock.

Other than in connection with a liquidation as described above, shares of Class C Capital Stock are not convertible into any other shares of our capital stock.

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock upon written notice to our transfer agent. In addition, each share of Class B Common Stock shall convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including the following:

•	Transfers between Larry Page and Sergey Brin, our co-founders, subject to the requirements of the Transfer Restriction Agreements (as described below).

•	Transfers for tax and estate planning purposes, including to trusts, corporations, and partnerships established or controlled by a holder of Class B Common Stock.

In addition, partnerships or limited liability companies that held more than 5% of the total outstanding shares of Class B Common Stock as of the closing of our initial public offering in 2004 may distribute their shares of Class B Common Stock to their respective partners or members (who may further distribute the shares of Class B Common Stock to their respective partners or members) without triggering a conversion to shares of Class A Common Stock. Such distributions must be conducted in accordance with the ownership interests of such partners or members and the terms of any agreements binding the partnership or limited liability company.

The death of any holder of shares of Class B Common Stock who is a natural person will result in the conversion of his or her shares of Class B Common Stock, and any shares held by his or her permitted entities, into shares of Class A Common Stock. However, subject to the terms of the Transfer Restriction Agreements, either of Larry or Sergey may transfer voting control of his shares of Class B Common Stock and those held by his permitted entities to the other contingent or effective upon his death without triggering a conversion into shares of Class A Common Stock, but the shares of Class B Common Stock so transferred will convert to Class A Common Stock nine months after the death of the transferring founder.

Once transferred and converted into shares of Class A Common Stock, shares of Class B Common Stock shall not be reissued.

No class of our capital stock may be subdivided or combined unless the other classes of capital stock are concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in our certificate of incorporation, shares of Class A Common Stock and Class B Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, or other business combination requiring the approval of our stockholders entitled to vote thereon (whether or not we are the surviving entity), the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of shares of Class B Common Stock, and the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of shares of Class B Common Stock. In the event of any (1) tender or exchange offer to acquire any shares of Class A Common Stock or Class B Common Stock by any third party pursuant to an agreement to which we are a party, or (2) any tender or exchange offer by us to acquire any shares of Class A Common Stock or Class B Common Stock, the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of shares of Class B Common Stock, and the holders of shares of Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of shares of Class B Common Stock.

Except as expressly provided in our certificate of incorporation, shares of Class C Capital Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects to the shares of Class A Common Stock and Class B Common Stock as to all matters. In the event of any merger, consolidation, or other business combination requiring the approval of our stockholders entitled to vote thereon (whether or not we are the surviving entity), the holders of shares of Class C Capital Stock shall receive the same amount and form of consideration on a per share basis as the consideration, if any, received by holders of shares of Class A Common Stock in connection with such merger, consolidation or combination (and if holders of shares of Class A Common Stock are entitled to make an election as to the amount or form of consideration that such holders shall receive in any such merger, consolidation or combination with respect to their shares of Class A Common Stock, then the holders of shares of Class C Capital Stock shall be entitled to make the same election as to their shares of Class C Capital Stock). In the event of any (1) tender or exchange offer to acquire any shares of Class A Common Stock or Class B Common Stock by any third party pursuant to an agreement to which we are a party, or (2) any tender or exchange offer by us to acquire any shares of Class A Common Stock or Class B Common Stock, the holders of shares of Class C Capital Stock shall receive the same amount and form of consideration on a per share basis as the consideration received by holders of shares of Class A Common Stock (and if holders of shares of Class A Common Stock are entitled to make an election as to the amount or form of consideration that such holders shall receive in any such tender or exchange offer with respect to their shares of Class A Common Stock, then the holders of shares of Class C Capital Stock shall be entitled to make the same election as to their shares of Class C Capital Stock).

Class C Settlement Agreement

In connection with the adjustment of our capital structure by establishing the Class C Capital Stock, and the impending dividend of one share of Class C Capital Stock for each share of Class A Common Stock and Class B Common Stock outstanding on March 27, 2014 (the “Class C dividend”), on October 28, 2013, the Delaware Court of Chancery approved a settlement entered into by Google, our board of directors and the plaintiffs in the class action litigation involving the authorization to distribute our Class C Capital Stock captioned In Re: Google Inc. Class C Shareholder Litigation, Civil Action No. 7469-CS. The Court approved the settlement terms as stipulated to by the parties except that the Court reduced the proposed award for the plaintiffs’ attorneys’ fees and reimbursement of litigation expenses and asked the parties to clarify the language in Section 3.1(b) regarding the legal standard to be applied to any judicial review of any waiver, modification, amendment, or supplementation of the Transfer Restriction Agreements (as described below). The parties subsequently filed a Revised Stipulation of Compromise and Settlement with the Court, which issued an Order and Final Judgment on November 6, 2013 that fully approved the parties’ settlement agreement (the “Class C Settlement Agreement”).

The terms of the Class C Settlement Agreement require us to: (i) under certain circumstances described below, make a payment to certain holders of the Class C Capital Stock after the one-year anniversary of the first day the Class C Capital Stock trades on The NASDAQ Stock Market LLC (the “Lookback Date”) based on a comparison of the average trading price of the Class C Capital Stock compared to the Class A Common Stock during the first 365 days following the Class C dividend; (ii) ensure that the Transfer Restriction Agreements entered into by Larry, Sergey and Eric E. Schmidt, our executive chairman, and certain of their respective affiliates cannot be waived or amended unless such amendment or waiver is first considered and recommended by a committee of two or more of the independent directors of our board of directors who do not hold Class B Common Stock, and then approved by every member of our board of directors, excluding Larry and Sergey; (iii) ensure that any waiver or amendment of the Transfer Restriction Agreements will be publicly disclosed at least 30 days before such waiver or amendment takes effect on a Form 8-K, Form 10-Q or Form 10-K; (iv) effective for three years from the Class C Capital Stock dividend payment date, prior to issuing more than 10 million shares of Class C Capital Stock as consideration in an acquisition or other business combination (excluding assumptions or conversions of equity for employees of acquired or combined companies), have our independent directors consider the effects of issuing such shares on our holders of Class A Common Stock and upon the company as a whole; and (v) when the aggregate voting power of Larry and Sergey falls below 15% of the cumulative voting power of all our shareholders, have our board of directors consider in good faith whether it is no longer in our best interests to maintain a class of nonvoting stock and, if it so determines, take steps to cause the Class C Capital Stock to convert into Class A Common Stock.

As described above, we may be obligated to make a payment to the record holders of the Class C Capital Stock on the Lookback Date if, on average, Class C Capital Stock trades below Class A Common Stock during the first 365 days following the Class C Capital Stock dividend. Pursuant to the terms of the Class C Settlement Agreement, we will calculate the average daily volume-weighted average trading price for Class A Common Stock (“AVWAP”) and Class C Capital Stock (“CVWAP”) from the first day the Class C Capital Stock trades on Nasdaq to the Lookback Date. If the AVWAP is less than 1% greater than the CVWAP, or less than or equal to the CVWAP, then no payment will be made. If the AVWAP is 1% or more greater than the CVWAP, then we will pay the Class C Capital Stock holders a per share adjustment payment in cash, Class A Common Stock or Class C Capital Stock, or a combination thereof to be decided by our board of directors as follows: (i) if the difference is greater than or equal to 1% and less than 2%, then 20% of the difference between the AVWAP and the CVWAP; (ii) if the difference is greater than or equal to 2% and less than 3%, then 40% of the difference between the AVWAP and the CVWAP; (iii) if the difference is greater than or equal to 3% and less than 4%, then 60% of the difference between the AVWAP and the CVWAP; (iv) if the difference is greater than or equal to 4% and less than 5%, then 80% of the difference between the AVWAP and the CVWAP; and (v) if the difference is greater than or equal to 5%, then 5% of the AVWAP. Such adjustment payment will be made no later than 90 days after the Lookback Date.

Transfer Restriction Agreements

On March 25, 2014, we entered into a transfer restriction agreement with each of Larry Page, Sergey Brin, and Eric E. Schmidt and certain of their respective affiliates (collectively, the “Transfer Restriction Agreements”). The Transfer Restriction Agreements were entered into in connection with the Class C dividend. They are intended to limit the ability of Larry, Sergey, and Eric to sell their Google stock in a manner that does not reduce their voting power. Pursuant to the Transfer Restriction Agreements, none of Larry, Sergey, Eric, or certain of their respective affiliates that are party to the agreements (generally, trusts and other estate planning vehicles through which Larry, Sergey, and Eric hold all or a portion of their shares of Class A Common Stock and Class B Common Stock) may sell, assign, transfer, convey or hypothecate any shares of Class B Common Stock or Class C Capital Stock if, as a result of such sale, transfer, conveyance or hypothecation, they, together with certain of their respective affiliates, would own more shares of Class B Common Stock than shares of Class C Capital Stock. If at any time either Larry, Sergey, or Eric, in each case together with certain of his respective affiliates, owns more shares of Class B Common Stock than shares of Class C Capital Stock, then Larry, Sergey, or Eric, as the case may be, and his respective affiliates, will be deemed to have automatically converted that number of shares of Class B Common Stock into shares of Class A Common Stock such that after such conversion he and his affiliates own an equal number of shares of Class B Common Stock as he and his affiliates own of shares of Class C Capital Stock. The required maximum ratio of shares of Class B Common Stock to shares of Class C Capital Stock owned by Larry, Sergey and Eric is subject to adjustment in connection with certain dividends, stock splits, distributions or recapitalizations.

Larry, Sergey, Eric, and certain of their respective affiliates that are party to the Transfer Restriction Agreements may transfer shares of Class B Common Stock to their affiliates as permitted by the terms of our certificate of incorporation only if, immediately following such transfer, Larry, Sergey, or Eric, as the case may be, and his respective affiliates, would own an aggregate number of shares of Class B Common Stock equal to or less than the number of shares of Class C Capital Stock that he and his affiliates own. Additionally, Larry, Sergey, Eric, and certain of their respective affiliates that are party to the Transfer Restriction Agreements may transfer shares of Class C Capital Stock to their affiliates only if, immediately following such transfer, Larry, Sergey, or Eric, as the case may be, and his respective affiliates, would own an aggregate number of shares of Class B Common Stock equal to or less than the number of shares of Class C Capital Stock that he and his affiliates own. However, each of Larry and his affiliates that are party to his Transfer Restriction Agreement and Sergey and his affiliates that are party to his Transfer Restriction Agreement may not transfer shares of Class B Common Stock to another person in a transfer that does not result in the automatic conversion of such shares of Class B Common Stock into Class A Common Stock pursuant to the terms of the certificate of incorporation unless Larry or Sergey, as the case may be, and his respective affiliates, transfer, in the same manner and to the same extent, an equal number of shares of Class C Capital Stock to the transferee.

In the event of (1) any merger, consolidation, or other business combination requiring the approval of the holders of our capital stock (whether or not Google is the surviving entity), or the acquisition of all or substantially all of our assets, (2) any tender or exchange offer by any third party to acquire a majority of the shares of Class A Common Stock, Class B Common Stock or Class C Capital Stock, or (3) any tender or exchange offer by us to acquire any shares of Class A Common Stock, Class B Common Stock, or Class C Capital Stock, none of Larry, Sergey, Eric, and certain of their respective affiliates that are party to the Transfer Restriction Agreements may sell, transfer or exchange, directly or indirectly, any shares of Class A Common Stock, Class B Common Stock, or Class C Capital Stock in connection with such transaction or in a related transaction for (a) with respect to their shares of Class A Common Stock or Class B Common Stock, an amount per share greater than the holders of shares of Class A Common Stock receive in such transaction or a form of consideration different from the form that the holders of shares of Class A Common Stock would receive, or may elect to receive, in such transaction; or (b) with respect to their shares of Class C Capital Stock, an amount per share greater than the holders of shares of Class C Capital Stock receive in such transaction or a form of consideration different from the form that the holders of shares of Class C Capital Stock would receive, or may elect to receive, in such transaction (the “Founder Equal Treatment Provision”).

With respect to Larry, Sergey, and certain of their respective affiliates, the applicable Transfer Restriction Agreements generally terminate when they collectively hold less than 34% of our total outstanding voting power. However, the Founder Equal Treatment Provision never terminates.

With respect to Eric and certain of his affiliates, the applicable Transfer Restriction Agreement generally terminates when they collectively hold less than 2% of our total outstanding voting power. However, the Founder Equal Treatment Provision never terminates.

As required under the terms of the Class C Settlement Agreement, the Transfer Restriction Agreements may only be amended or waived if such amendment or waiver is (i) first considered and recommended by a committee of two or more independent directors of our board of directors who do not hold Class B Common Stock and (ii) then approved by every member of our board of directors, excluding Larry and Sergey. Any Transfer Restriction Agreement amendment or waiver will be publicly disclosed by Google on a Form 8-K, Form 10-Q or Form 10-K at least 30 days before such amendment or waiver takes effect.

Preferred Stock

We are authorized to issue, without approval by our stockholders, up to a total of 100,000,000 shares of preferred stock in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers, and other rights, and any qualifications, limitations or restrictions of the shares of a series of preferred stock. Our board of directors could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of Class A Common Stock, Class B Common Stock and Class C Capital Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Google and might harm the market price of our Class A Common Stock or Class C Capital Stock.

The particular terms of any series of preferred stock offered by us may include:

•	the number of shares of the preferred stock being offered;

•	the title and liquidation preference per share of the preferred stock;

•	the purchase price of the preferred stock;

•	the dividend rate or method for determining the dividend rate;

•	the dates on which dividends will be paid;

•	whether dividends on the preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

•	any redemption or sinking fund provisions applicable to the preferred stock;

•	any securities exchange on which the preferred stock may be listed; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to the preferred stock.

Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, cash dividends at the rates and on the dates established by such series of preferred stock. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by our board of directors. Dividends on preferred stock may be cumulative or noncumulative. If our board of directors fails to declare a dividend on any preferred stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

Any series of preferred stock may be redeemable in whole or in part at our option. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and of Delaware Law

Certain provisions of our certificate of incorporation and bylaws and of the DGCL could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. In particular, our capital structure concentrates ownership of our voting stock in the hands of Larry, Sergey, and Eric. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A Common Stock or Class C Capital Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Three Classes of Stock

As discussed above, our Class B Common Stock has 10 votes per share, while our Class A Common Stock has one vote per share and our Class C Capital Stock has no voting rights (unless otherwise required by law). As a result of their ownership of a substantial portion of our Class B Common Stock, Larry and Sergey currently have the ability to elect all of our directors and to determine the outcome of most matters submitted for a vote of our stockholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.

Because the Class C Capital Stock has no voting rights (except as required by law), the issuance of Class C Capital Stock will not result in voting dilution to the holders of shares Class A Common Stock or Class B Common Stock. As a result, the issuance of Class C Capital Stock could prolong the duration of Larry and Sergey’s current relative ownership of our voting power and their ability to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders.

So long as Larry and Sergey have the ability to determine the outcome of most matters submitted to a vote of our stockholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, our three classes of stock may have the effect of depriving our stockholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Special Approval for Change in Control Transactions

In the event a person seeks to acquire us by means of a merger or consolidation transaction, a purchase of all or substantially all of our assets, or an issuance of our voting securities representing more than 2% of our outstanding shares at the time of issuance and that results in any person or group owning more than 50% of our outstanding voting power, then these types of acquisition transactions must be approved by our stockholders at an annual or special meeting. At this meeting, we must obtain the approval of stockholders representing the greater of:

•	a majority of the voting power of our outstanding capital stock; and

•	60% of the voting power of the shares of capital stock present in person or represented by proxy at the stockholder meeting and entitled to vote.

Limits on Ability of Stockholders to Act by Written Consent

We have provided in our certificate of incorporation and bylaws that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, no stockholder, regardless of how large its holdings of our stock are, would be able to amend our bylaws or remove directors without holding a stockholders meeting.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who owns 15% or more of a corporation’s outstanding voting securities, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities, and affiliates and associates of such person. The existence of this provision may have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Item 2. Exhibits

Exhibit No.	Description of Exhibit

3.01	Fourth Amended and Restated Certificate of Incorporation of Google (incorporated by reference to Quarterly Report of Google Inc. on Form 10-Q filed July 24, 2012) (File No. 000-50726)

3.02	Amended and Restated Bylaws of Google Inc. (incorporated by reference to Quarterly Report of Google Inc. on Form 10-Q filed July 24, 2012) (File No. 000-50726)

4.01	Specimen Class A Common Stock certificate

4.02	Specimen Class B Common Stock certificate

4.03	Specimen Class C Capital Stock certificate

4.04	Terms of Revised Settlement of In Re: Google Inc. Class C Shareholder Litigation (Consol. C.A. No. 7469-CS)

4.05	Transfer Restriction Agreement, dated March 25, 2014, between Google Inc. and Larry Page (incorporated by reference to Current Report on Form 8-K filed March 26, 2014) (File No. 000-50726)

4.06	Transfer Restriction Agreement, dated March 25, 2014, between Google Inc. and Sergey Brin (incorporated by reference to Current Report on Form 8-K filed March 26, 2014) (File No. 000-50726)

4.07	Transfer Restriction Agreement, dated March 25, 2014, between Google Inc. and Eric E. Schmidt and certain of his affiliates (incorporated by reference to Current Report on Form 8-K filed March 26, 2014) (File No. 000-50726)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GOOGLE INC.

By:	/s/ Kenneth H. Yi
	Name:	Kenneth H. Yi
	Title:	Assistant Secretary

Date: March 26, 2014